This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.
Consolidated Financial Summary for the Third Quarter Ended September 30, 2017 (Japanese Standard)
October 27, 2017

Listed company name: Coca-Cola Bottlers Japan Inc.		Listed stock exchanges: Tokyo and Fukuoka
Code number: 2579		URL: https://en.ccbji.co.jp
Delegate:	Title: Representative Director & President	Name: Tamio Yoshimatsu
Contact:	Title: Leader, Finance Controller Group	Name: Masakiyo Uike	Phone: +81-3-6896-1707
Expected date of quarterly report submission: November 10, 2017		Expected date of the dividend payments: －
FY 2017 3Q supplementary information: Yes
FY 2017 3Q financial presentation: Yes
(Fractions of one million yen are rounded down)
1.	Consolidated financial results for the 3rd quarter 2017 (from January 1, 2017 to September 30, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
(1)	Consolidated financial results
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent

	million yen	%	million yen	%	million yen	%	million yen	%
3nd quarter 2017	645,088	82.4	38,606	102.9	37,876	106.7	23,797	123.9
3nd quarter 2016	353,710	7.3	19,025	65.3	18,320	62.2	10,627	(25.9)
Note:	Comprehensive income
3Q 2017: 26,707 million yen 228.5%	3Q 2016:8,129 million yen (44.1)%

	Earnings per share	Diluted earnings per share
	yen	yen
3nd quarter 2017	143.17	－
3nd quarter 2016	97.37	－

(2)	Consolidated financial position
	Total assets	Net assets	Net assets (excl. minority interests) to total assets
As of	million yen	million yen	%
3nd quarter 2017	889,577	622,831	69.9
Full year 2016	377,468	261,173	69.1
Reference: Net assets (excl. minority interests)
3Q 2017: 621,853 million yen	End of 2016: 260,758 million yen

2.	Dividends
	Dividends per share
(Record date)	End of 1Q	End of 2Q	End of 3Q	Year-end	Annual
Year ended	yen	yen	yen	yen	yen
Full year 2016	－	22.00	－	24.00	46.00
Full year 2017	－	22.00	－
Full year 2017 (forecast)				22.00	44.00
Note:	Revisions to the cash dividends forecasts most recently announced: None
End of 2Q FY 2016 dividend	: an ordinary dividend of 21.00 yen, a commemorative dividend of 1.00 yen
FY 2016 ending dividend	: an ordinary dividend of 23.00 yen, a commemorative dividend of 1.00 yen

3. Forecast of consolidated financial results 2017 (from January 1, 2017 to December 31, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent		Earnings per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Full year 2017	906,500	96.9	40,100	89.7	38,100	84.9	21,500	309.9	122.85
Note:	Revisions to the forecasts of consolidated financial results most recently announced: None

Notes
(1)	Changes in significant subsidiaries during the current period			: Yes
(changes in specified subsidiaries resulting in change in scope of consolidation)
	Newly included: One (Coca-Cola East Japan Co., Ltd.)		Excluded: None
Note:
Please refer to “2. Quarterly Consolidated Financial Statements (3) Notes to Quarterly Consolidated Financial Statements (Change in Significant Subsidiaries during the Current Period)” on page 8 for details.

(2)	Application of special accounting for preparing the quarterly consolidated financial statement			: None

(3)	Changes in accounting policies, changes in accounting estimates, and restatement of prior period financial statements after error corrections
	1) Changes in accounting policies due to revisions to accounting standards and other regulations			: None
	2) Changes other than those in 1) above			: Yes
	3) Changes in accounting estimates			: Yes
	4) Restatement of prior period financial statements after error corrections			: None

(4)	Number of outstanding shares (common shares)
1) Number of outstanding shares at the end of period (including treasury shares):
		3Q 2017: 206,268,593 shares	FY 2016: 111,125,714 shares
2) Number of treasury shares at the end of period:
		3Q 2017: 2,012,035 shares	FY 2016: 1,989,069 shares
3) Average number of outstanding shares at end of period (nine months):
		3Q 2017: 166,211,884 shares	3Q 2016: 109,138,069 shares
	Note:	The total number of outstanding shares increased by 95,142,879 to 206,268,593 as of April 1, 2017 in connection with the integration with Coca-Cola East Japan Co., Ltd.

*	These Consolidated Financial Results are not subject to quarterly review procedures.

*	Explanation regarding appropriate use of the forecast, other special instructions
Figures in the above forecast are based on information available to management at the time of announcement.
Due to number of inherent uncertainties in the forecast, actual results may differ materially from the forecast. Furthermore, please refer to “1. Qualitative Information on the Financial Summary for this Quarter (3) Information on the Future Outlook, Including Forecast of Consolidated Financial Results” on page 3 for matters relating to performance forecasts.

Table of contents

Page
Attachment
1.	Qualitative Information on the Financial Summary for this Quarter
	(1)	Details of Consolidated Financial Results	2
	(2)	Details of Consolidated Financial Position	3
	(3)	Information on the Future Outlook, Including Forecast of Consolidated Financial Results	3
2.	Quarterly Consolidated Financial Statements
	(1)	Quarterly Consolidated Balance Sheets	4
	(2)	Quarterly Consolidated Statements of Income and Comprehensive Income	6
		Quarterly Consolidated Statements of Income	6
		Quarterly Consolidated Statements of Comprehensive Income	7
	(3)	Notes to Quarterly Consolidated Financial Statements	8
		(Notes Relating to Assumptions for the Going Concern)	8
		(Change in Significant Subsidiaries during the Current Period)	8
		(Notes for Case Where Shareholders’ Equity underwent Significant Changes in Value)	8
		(Application of Special Accounting for Preparing the Quarterly Consolidated Financial Statement)	8
		(Changes in Accounting Policies, etc.)	8
		(Additional Information)	9
		(Segment Information)	9

1. Qualitative Information on the Financial Summary for this Quarter
(1) Details of Consolidated Financial Results
During the year-to-date third quarter period of the fiscal year ending December 31, 2017, the Japanese economy continued to show a modest recovery with continued improvement of the job market and income situation as well as positive indicators of consumer sentiment and consumer spending.
In the soft drink industry, the market remained almost flat in terms of sales volume when compared to the same period in the previous year, reflecting poor weather during the summer peak season in eastern Japan, with continuous rain in the Kanto and Tohoku regions.  Continued roll-outs of FOSHU (Food for Specific Health Usage), functional-claim and other value-added products have helped to offset this negative impact of weather on industry volume performance.
Both the health food and cosmetics industries continue to generate positive results, supported by launches of functional-claim food products and a stream of market entrants from other industries driven by the demand from health-conscious consumers in the health food industry. In the cosmetics industry, consumer needs continue to diversify and the demand from inbound tourism has also contributed growth.
In this operating environment, in order to pursue new business opportunities and realize sustainable growth, Coca-Cola Bottlers Japan Inc. (CCBJI) was formed through the business integration of Coca-Cola West (CCW) and Coca-Cola East Japan Co., Ltd. (CCEJ) effective April 1, 2017 through a combination of a share exchange and an absorption-type company split.
Furthermore, CCBJI (the Company) announced a medium-term business plan, the “Growth Roadmap for 2020 & Beyond” for the period up to 2020, which sets forth the Company’s strategic initiatives, namely profitable revenue growth, integration synergies, establishment of a new operating model and a holistic financial framework to create shareholder value while investing in people capability development and shared value with local communities. The Company will focus on these initiatives to achieve sustainable growth, leverage the synergy effects of the business integration, and continue to lead the domestic soft drink industry.
The summary of financial results for the year-to-date third quarter period of this fiscal year is as follows.

<Net Revenues>
Year-to-date third quarter, consolidated net revenues of the soft drink business increased by 293,576 million yen to 622,837 million yen (up 89.2%) year on year, primarily owing to factors such as the business integration of CCW and CCEJ effective as of April 1, 2017. Consolidated net revenues of the healthcare & skincare business fell by 2,198 million yen to 22,251 million yen (down 9.0%) year on year. As a result, the total consolidated net revenues increased by 291,378 million yen to 645,088 million yen (up 82.4%) year on year.

<Operating Income and Recurring Income>
Year-to-date third quarter, consolidated operating income of the soft drink business increased by 19,832 million yen to 36,341 million yen (up 120.1%) year on year, due to an increase in net revenues led by the business integration described above as well as a decrease of expenses brought by the change in depreciation method for fixed assets and cost savings initiatives (at both CCW and CCEJ). Consolidated operating income in the healthcare & skincare business fell by 252 million yen to 2,264 million yen (down 10.0%) year, due to factors such as the aforementioned drop in net revenues. As a result, the total consolidated operating income for the year-to-date period increased by 19,508 million yen to 38,606 million yen (up 102.9%) year on year.  Furthermore, consolidated recurring income increased by 19,556 million yen to 37,876 million yen (up 106.7%) year on year.

<Net Profit Attributable to Shareholders of Parent>
Year-to-date third quarter, net profit attributable to owners of parent increased by 13,170 million yen to 23,797 million yen (up 123.9%) year on year, mainly due to an increase in recurring income, etc.

<Reference>
Year-to-date third quarter pro-forma revenues, assuming the business integration of CCW and CCEJ from January 2017 and estimating 2016 results using the same standard, decreased by 12,892 million yen to 764,029 million yen (down 1.7%) year on year, mainly impacted by a decrease of sales volume partly driven by poor weather as well as our continued focus on driving profitability. Year-to-date pro-forma operating income increased by 2,620 million yen to 40,131 million yen (up 7.0%) year on year driven by cost reductions in manufacturing as well as generating integration synergies in the soft drink business, etc. Year-to-date pro-forma net profit attributable to shareholders of parent was 24,389 million yen, up 2,599 million yen (11.9%) year on year.

CCBJI also discloses the earnings presentation material on the CCBJI website (https://en.ccbji.co.jp/ir/). On the website, a live webcast and replay are available for listening the CCBJI earning presentation.

(2) Details of Consolidated Financial Position
Total assets at the end of the second quarter of the fiscal year under review increased by 512,108 million yen to 889,577 million yen (up 135.7%) compared to the end of the previous consolidated fiscal year, mainly due to the inclusion of Coca-Cola East Japan Co., Ltd. in our scope of consolidation in connection with the business integration.

Liabilities increased by 150,449 million yen to 266,745 million yen (up 129.4%) from the end of the previous consolidated fiscal year. This was chiefly due to the impact of the aforementioned new consolidated company.

Net assets increased by 361,658 million yen to 622,831 million yen (up 138.5%) compared to the end of the previous consolidated fiscal year as a result primarily of an increase in other capital surplus in connection with the issuance of new shares as part of the business integration.

(3) Information on the Future Outlook, Including Forecast of Consolidated Financial Results
Full-year consolidated performance forecasts of Coca-Cola Bottlers Japan Inc. for the fiscal year ending December 31, 2017 remain unchanged from the performance forecasts released on June 5, 2017.

2. Quarterly Consolidated Financial Statements and Main Notes
(1) Quarterly Consolidated Balance Sheets

(Millions of yen)

	As of December 31, 2016	As of September 30, 2017
Assets
Current assets
Cash and deposits	63,849	91,849
Trade notes and accounts receivable	29,649	82,205
Marketable securities	23,112	13,000
Merchandise and finished goods	27,279	54,968
Work in process	652	596
Raw materials and supplies	1,998	10,114
Other	17,333	40,624
Allowance for doubtful accounts	(287)	(428)
Total current assets	163,587	292,931
Fixed assets
Property, plant and equipment
Buildings and structures, net	31,162	73,233
Machinery, equipment and vehicles, net	22,688	66,154
Sales equipment, net	39,999	110,409
Land	62,128	151,892
Construction in progress	5	259
Other, net	1,829	5,462
Total property, plant and equipment	157,815	407,410
Intangible assets
Goodwill	22,668	78,012
Franchise intangible	－	50,748
Other	4,889	14,981
Total intangible assets	27,557	143,743
Investments and other assets
Investment securities	20,144	30,581
Retirement benefit assets	123	135
Other	8,760	15,499
Allowance for doubtful accounts	(519)	(724)
Total investments and other assets	28,508	45,491
Total fixed assets	213,881	596,645
Total assets	377,468	889,577

(Millions of yen)

	As of December 31, 2016	As of September 30, 2017
Liabilities
Current liabilities
Trade notes and accounts payable	15,990	44,114
Current portion of long-term borrowings	17	2,138
Accrued income taxes	5,717	8,201
Other accounts payable	25,042	53,134
Provision for sales and promotion expenses	308	405
Provision for bonuses	－	3,354
Provision for directors’ bonuses	－	101
Provision for environmental measures	－	163
Other	8,662	20,899
Total current liabilities	55,739	132,513
Non-current liabilities
Bonds payable	50,000	66,000
Long-term loans payable	183	12,719
Net defined benefit liability	3,505	24,932
Liabilities for directors’ and corporate auditors’ retirement benefits	191	223
Provision for environmental measures	－	90
Other	6,675	30,265
Total non-current liabilities	60,556	134,232
Total liabilities	116,295	266,745
Equity
Shareholders’ equity
Capital stock	15,231	15,231
Capital surplus	109,072	450,639
Retained earnings	137,404	154,088
Treasury stock	(4,593)	(4,677)
Total shareholders’ equity	257,114	615,282
Accumulated other comprehensive income
Net unrealized gains(loss) on other marketable securities	4,092	6,051
Deferred gains or losses on hedges	77	560
Foreign currency translation adjustments	(3)	14
Remeasurements of defined benefit plans	(522)	(57)
Total accumulated other comprehensive income	3,643	6,570
Non-controlling interests	414	978
Net assets	261,173	622,831
Total liabilities and equity	377,468	889,577

(2)	Quarterly Consolidated Statements of Income and Comprehensive Income
(Quarterly Consolidated Statements of Income)
(First nine-month period of this fiscal year)
(Millions of yen)

	Nine months ended September 30, 2016	Nine months ended September 30, 2017
Net revenues	353,710	645,088
Cost of goods sold	170,213	310,837
Gross profit	183,497	334,250
Selling, general and administrative expenses	164,471	295,644
Operating income	19,025	38,606
Non-operating income
Interest income	37	15
Dividends income	226	278
Share of profit of investees equity-method	39	－
Rent income	94	246
Gain on sales of valuable wastes	84	246
Other	151	232
Total non-operating income	633	1,019
Non-operating expenses
Interest expense	352	401
Investment loss on equity method	－	37
Loss on disposal of property plant and equipment	493	757
Other	492	553
Total non-operating expenses	1,339	1,749
Recurring income	18,320	37,876
Extraordinary income
Gain on sale of property plant and equipment	744	369
Gain on sale of investment securities	17	16
Gain on step acquisitions	－	188
Total extraordinary income	761	574
Extraordinary loss
Loss on disaster	1,052	－
Loss on impairment of investment securities	148	－
Loss on abandonment of inventories	648	－
Business integration-related expenses	－	721
Total extraordinary loss	1,849	721
Income before income taxes and minority interests	17,232	37,730
Income taxes - current	6,079	12,934
Income taxes - deferred	479	1,014
Total income taxes	6,559	13,949
Net profit	10,673	23,780
Net profit (loss) attributable to non-controlling interests	45	(16)
Net profit attributable to owners of parent	10,627	23,797

(Quarterly Consolidated Statements of Comprehensive Income)
(First nine-month period of this fiscal year)

(Millions of yen)

	Nine months ended September 30, 2016	Nine months ended September 30, 2017
Net profit	10,673	23,780
Other comprehensive income
Net unrealized gains (loss) on other marketable securities	(3,029)	1,959
Deferred gains or losses on hedges	－	508
Foreign currency translation adjustments	59	18
Remeasurements of defined benefits	724	440
Share of other comprehensive income of investees equity-method	(298)	(0)
Total other comprehensive income	(2,543)	2,926
Comprehensive income	8,129	26,707
Comprehensive income attributable to owners of the parent	8,083	26,724
Non-controlling interests	45	(16)

       (3) Notes to Quarterly Consolidated Financial Statements
(Notes Relating to Assumptions for the Going Concern)
  Not applicable.

(Notes for Case Where Shareholders’ Equity underwent Significant Changes in Value)
  The Company conducted a share exchange with Coca-Cola East Japan Co., Ltd. as of April 1, 2017, through which the Company became the wholly owning parent company and Coca-Cola East Japan Co., Ltd. became a wholly owned subsidiary company.
  As a result, during the nine-month period of this fiscal year, capital surplus increased by 341,562 million yen, and is recorded at 450,639 million yen as of the end of the third quarter.

(Change in Significant Subsidiaries during the Current Period)
(Significant Change in the Scope of Consolidation)
   The Company made Coca-Cola East Japan Co., Ltd. a wholly owned subsidiary through a share exchange as of April 1, 2017, and included it in the scope of consolidation on the same day.

(Application of Special Accounting for Preparing the Quarterly Consolidated Financial Statement)
  Not applicable.
(Changes in Accounting Policies)
(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates, and changes in accounting estimates)
(Change in depreciation method and change in service life)
   Previously, the Company and some of its consolidated subsidiaries mainly used the declining balance method to calculate depreciation of property, plant and equipment (excluding sales equipment and leased assets), but we have switched to the straight-line method from the first quarter of this fiscal year.
   The business integration with Coca-Cola East Japan Co., Ltd. carried out as of April 1, 2017 gives us a stronger business platform, and by bringing together the know-how in the areas of sales and manufacturing that both companies have cultivated over the past years it will allow us to create an optimal production structure covering a wide geographical area. Consequently, as we expect to be able to benefit from the long-term, stable use of property, plant and equipment (excluding sales equipment and leased assets), using straight-line depreciation to distribute the expense over its service life will appropriately reflect the pattern of consumption of economic benefits for such property, plant and equipment, so we have therefore decided to change our depreciation method to the straight-line method.
   The Company and some of its consolidated subsidiaries also used the opportunity provided by the change in our depreciation method to conduct a utilization study. Previously, we had set the key service life of manufacturing machinery and equipment at 10 years, but as a result of our study we have revised it to 7-20 years – a predicted economic life that more accurately reflects the reality of the situation – and have made changes extending into the future.
   We also took the opportunity provided by the change in our depreciation method for property, plant and equipment to devaluate the residual value of property, plant and equipment after the elapse of its service life to a nominal value of one yen, from the first quarter of this consolidated fiscal year.
   Compared to the previous method, the aforementioned changes have resulted in an increase in operating income, recurring income and income before income taxes and minority interests of 558 million yen, 532 million yen and 532 million yen, respectively, for the first nine-month period of this consolidated fiscal year.
   Please refer to “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes to Quarterly Consolidated Financial Statements (Segment Information)” for the impact on segment information.

(Additional Information)
(Changes in Presentation)
(Quarterly Consolidated Statements of Income)
   “Rent income” and “gain on sales of valuable wastes,” which were included in “other” in “non-operating income” in the first nine-month period of the previous fiscal year, are shown separately from the current period, considering their significant monetary impacts. To reflect this change in presentation, the Company has made certain reclassifications to its consolidated financial statements for the first nine-month period of the previous fiscal year.
   As a result, 331 million yen, which was presented in “other” in “non-operating income” in the Consolidated Statements of Income for the first nine-month period of the previous fiscal year, has been reclassified as rent income (94 million yen), gain on sales of valuable wastes (84 million yen) and other (151 million yen).

(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
   “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the first quarter of this consolidated fiscal year.

(Segment Information)
First nine-month period of the previous fiscal year (January 1, 2016 – September 30, 2016) Information on net revenues and profits or losses by reported segment
(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	329,261	24,449	353,710
Net revenues and transfer-inter-segment	－	－	－
Total	329,261	24,449	353,710
Segment profit	16,509	2,516	19,025
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

First nine-month period of this fiscal year (January 1, 2017 – September 30, 2017)
1. Information on net revenues and profits or losses by reported segment

(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	622,837	22,251	645,088
Net revenues and transfer-inter-segment	－	－	－
Total	622,837	22,251	645,088
Segment profit	36,341	2,264	38,606
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

2. Matters relating to assets by reported segment
In connection with the Company making Coca-Cola East Japan Co., Ltd. its wholly-owned subsidiary as of April 1, 2017, the Company included Coca-Cola East Japan Co., Ltd., two of its subsidiaries and four affiliates of the Company accounted for under the equity method in the scope of consolidation, effective the same day.  Mainly due to the impact of such inclusion, the amount of assets by reported segment in the soft drink business at the end of the first nine-month period of this fiscal year increased by 513,741 million yen year on year.

3. Matters relating to changes in the Company’s reported segments
(Change in depreciation method and change in service life)
As discussed in “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes to Quarterly Consolidated Financial Statements (Changes in Accounting Policies, etc.),” from the first quarter of this consolidated fiscal year the depreciation method for property, plant and equipment (excluding sales equipment and leased assets) was changed to the straight-line method. The key service life of machinery and equipment has been revised to 7-20 years, and changes have been applied into the future. Furthermore, from the first quarter of this consolidated fiscal year the residual value of property, plant and equipment after the elapse of its service life has been devaluated to a nominal value of one yen.
As a result of these changes, compared to the previous method, segment revenue for the first nine-month period of this fiscal year has increased by 541 million yen in the soft drink business and 17 million yen in the healthcare & skincare business.

4. Information on impairment loss of fixed assets or goodwill by reported segment
(Significant change in the amount of goodwill)
In connection with the Company making Coca-Cola East Japan Co., Ltd. its wholly-owned subsidiary as of April 1, 2017, goodwill has arisen with respect to the soft drink business.
The recorded amount of goodwill provisionally calculated in connection with the above is 58,154 million yen for the first nine-month period of this fiscal year.